Exhibit (d)(2)

SCHEDULE A

Fund	Advisory Fee Rate
BlackRock AAA CLO ETF	0.20%

BlackRock Flexible Income ETF	0.50%

BlackRock High Yield Muni Income Bond ETF	0.45%

BlackRock Intermediate Muni Income Bond ETF	0.40%

BlackRock Short-Term California Muni Bond ETF	0.25%

iShares Large Cap Deep Buffer ETF	0.50%

iShares Large Cap Moderate Buffer ETF	0.50%

BlackRock Total Return ETF	First $1 billion $1 billion - $3 billion $3 billion - $5 billion $5 billion - $10 billion Greater than $10 billion	0.40% 0 38% 0.36% 0.35% 0.34%

BlackRock High Yield ETF	First $5 billion $5 billion - $10 billion Greater than $10 billion	0.45% 0.44% 0.42%

Amended June 4, 2024